As filed with the Securities and Exchange Commission on December 15, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ENCORE CAPITAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	48-1090909
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

8875 Aero Drive, Suite 200,

San Diego, California 92123

(877) 445-4581

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Brandon Black

President and Chief Executive Officer

Encore Capital Group, Inc.

8875 Aero Drive, Suite 200,

San Diego, California 92123

(877) 445-4581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven D. Pidgeon, Esq.

John W. Dorris, Esq.

Snell & Wilmer L.L.P.

One Arizona Center

Phoenix, Arizona 85004-2202

(602) 382-6000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
3.375% Convertible Senior Notes due September 19, 2010	$100,000,000	100%	$100,000,000	$10,700
Common Stock, $.01 par value	4,476,780	(2)	(2)	(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933.
(2)	Includes 4,476,780 shares of common stock issuable upon conversion of the notes at an initial conversion price of $22.34. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby also includes such indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.
(3)	Pursuant to Rule 457(i) under the Securities Act, there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 15, 2005

$100,000,000

Encore Capital Group, Inc.

3.375% Convertible Senior Notes due September 19, 2010 and up to 4,476,780 shares of Common Stock Issuable Upon Conversion of the Notes

We issued the notes in a private placement in September and October 2005. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from the resale of the notes or the sale of the shares of common stock issuable upon conversion of the notes.

The notes are convertible prior to the close of business on the scheduled trading day immediately preceding March 19, 2010 only under the following circumstances: (1) during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of that measurement period was less than 103% of the product of the last reported sale price of our common stock and the conversion rate on each such day; or (2) upon the occurrence of specified corporate events. On and after March 19, 2010 until the close of business on the scheduled trading day immediately preceding the maturity date, September 19, 2010, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, we will deliver cash and shares of our common stock, if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the relevant twenty trading-day observation period.

The interest rate on the notes is 3.375%. For certain tax considerations, see “Material United States Federal Income Tax Considerations” on page 50.

The initial conversion price of the notes equals $22.34 per share, subject to adjustments for certain events. This initial conversion price is equivalent to a conversion rate of approximately 44.7678 shares of common stock per $1,000 principal amount of notes.

If holders convert their notes in connection with a fundamental change, as described in this prospectus, they may receive a make-whole premium on the notes that they convert. In the event of a fundamental change, each holder may also require us to purchase for cash all or a portion of such holder’s notes at a price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest, including any additional interest, but excluding the fundamental change purchase date.

Our common stock is quoted on the Nasdaq National Market under the symbol “ECPG.” The last reported bid price of our common stock on December 14, 2005 was $18.30 per share. The notes are listed on The Portal Market (“PORTAL”), a subsidiary of The Nasdaq Stock Market, Inc.

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” ON PAGE 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December     , 2005.

You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate as of the date on the front of this prospectus.

“Encore Capital Group” and the “E” logo are trademarks of Encore Capital Group, Inc. All other trademarks and trade names used in this prospectus are the property of their respective owners.

i

Summary

This summary contains basic information about our business and this offering. It does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus and the information incorporated herein by reference carefully, including the section titled “Risk factors” and our consolidated financial statements and the related notes thereto before making an investment decision.

The company

Our business

We, together with our subsidiaries, are a systems-driven purchaser and manager of charged-off consumer receivable portfolios. We use our proprietary valuation process that is based on the consumer attributes of the underlying accounts to value these portfolios and acquire them at deep discounts from their face values. Based upon our ongoing analysis of these accounts, we employ a dynamic mix of collection strategies to maximize our return on investment. The receivable portfolios we purchase consist primarily of unsecured, charged-off domestic consumer credit card receivables purchased from financial institutions, major retail credit corporations, and resellers of such portfolios. Acquisitions of receivable portfolios are financed by operations and borrowings from third parties.

We have been in the collection business for 52 years and started purchasing portfolios for our own account approximately 14 years ago. From our inception through September 30, 2005 we have invested over $542.9 million to acquire 12.6 million consumer accounts with a face value of approximately $20.8 billion.

We have established certain relationships with credit card issuers, other lenders and resellers that allow us to purchase portfolios in negotiated transactions, and we participate in the auction-style purchase processes that typify our industry. In addition, we enter into “forward flow” arrangements in which we agree to buy receivables that meet agreed-upon parameters over the course of the contract term. Since mid-2000, we have purchased pools of consumer receivables from approximately forty credit originators and resellers.

We evaluate each portfolio for purchase using our proprietary valuation processes developed by our in-house team of statisticians. Unlike many of our competitors, which we believe often base their purchase decisions primarily on numerous aggregated portfolio-level factors, including the lender/originator, the type of receivables to be purchased, or the number of collection agencies with which the accounts have previously been placed, we base our purchase decisions primarily on our analysis of the specific accounts included in a portfolio. Based upon this analysis, we determine a value for each account, which we aggregate to produce a valuation of the entire portfolio. We believe this capability allows us to perform more accurate valuations of receivable portfolios. In addition, we have successfully applied this methodology to other types of receivables, such as automobile loan deficiencies and general consumer loans.

After we purchase a portfolio, we periodically refine our analysis of the accounts to determine the best strategy for collection. As with our purchase decisions, our collection strategies are based on account level criteria.

Recent developments

Ascension acquisition. On August 30, 2005, we acquired substantially all of the assets and assumed certain liabilities of Ascension Capital Group, Ltd., (“Ascension”) a leading provider of bankruptcy services to the finance industry, for consideration totalling $19.8 million plus acquisition-related costs of $0.2 million. Based in Arlington, Texas, Ascension serves as the outsourced manager of secured bankrupt accounts for some of the nation’s leading lenders. Their services include, among others, negotiating consumer bankruptcy plans, monitoring and managing the consumer’s compliance with bankruptcy plans and recommending courses of action to clients in the event of a deviation from a bankruptcy plan.

We believe that the key benefits of this transaction include:

•	the addition of a revenue stream that diversifies our business mix;

•	the addition of a platform to exploit significant untapped opportunities in the bankruptcy services market in which only a small percentage of lenders currently outsource their bankruptcy administration process; and

•	the addition of strong cross-selling opportunities, including the sale of automobile bankruptcy account services to our existing relationships in the automobile space, the sale of bankruptcy services for other asset classes to our other core clients, and new opportunities for us to purchase charged-off accounts from Ascension’s clients.

Jefferson Capital Systems, LLC acquisition. On June 7, 2005, we acquired certain assets, including receivable portfolios, from Jefferson Capital Systems, LLC (“Jefferson Capital”), a subsidiary of CompuCredit Corporation for cash consideration totalling $142.9 million. As part of the acquisition, we (i) acquired a portfolio of charged-off consumer credit card debt with a face value of approximately $2.8 billion, (ii) entered into a forward flow agreement to purchase a minimum of $3.0 billion in face value of credit card charge-offs from Jefferson Capital over a five-year period at a fixed price and (iii) entered into an agreement to offer employment to approximately 120 employees of Jefferson Capital at our new collection site in St. Cloud, Minnesota in September 2005, after completion of a three-month transition services agreement with Jefferson Capital. In addition, we entered into a two-year agreement to sell Chapter 13 bankruptcies to Jefferson Capital based on a pre-set pricing schedule and agreed to provide Jefferson Capital with a prescribed number of accounts on a monthly basis for its balance transfer program, also based on a pre-set pricing schedule. To fund this transaction and to provide a source of capital for future portfolio purchases and working capital needs, we entered into a new senior secured revolving credit facility that initially provided for an aggregate revolving commitment of $150 million, which was subsequently increased to $200 million pursuant to a recent amendment.

Encore is a holding company that was incorporated in Kansas in 1990 and reincorporated in Delaware in 1999. Midland Credit Management, Inc., our wholly-owned operating subsidiary, was incorporated in Kansas in September 1953. Our executive offices are located at 8875 Aero Drive, Suite 200, San Diego, CA 92123 and our telephone number at our headquarter facility is (877) 445-4581. Our website address is www.encorecapitalgroup.com. Information on our website does not constitute part of this prospectus.

The offering

The following summary contains basic information about the notes that may be offered for resale with this prospectus and is not a complete description of the offering. Thus, it does not contain all the information that is important to you. For a more detailed description of the notes you should read the section titled “Description of notes.” For purposes of this summary and the “Description of notes,” references to “the Company,” “Issuer,” “we,” “us,” and “our” refer only to Encore Capital Group, Inc. and do not include our subsidiaries.

Issuer	Encore Capital Group, Inc., a Delaware corporation.

Securities	$100,000,000 principal amount of 3.375% Convertible Senior Notes due 2010.

Maturity	September 19, 2010, unless earlier repurchased or converted.

Interest	3.375% per year. Interest is payable semiannually in arrears on March 19 and September 19 of each year, beginning March 19, 2006.

Conversion rights

Holders may convert their notes prior to the close of business on the scheduled trading day immediately preceding March 19, 2010, in multiples of $1,000 principal amount, at the option of the holder under the following circumstances:

•	during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 103% of the product of the last reported sale price of our common stock and the conversion rate on each such day; or

•	upon the occurrence of specified corporate transactions described under “Description of notes—Conversion rights.”

On and after March 19, 2010 to (and including) the close of business on the scheduled trading day immediately preceding the maturity date, subject to prior repurchase of the notes, holders may convert the notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

The initial conversion rate for the notes is 44.7678 shares per $1,000 principal amount of notes (equal to an initial conversion price of approximately $22.34 per share), subject to adjustment.

Upon conversion, we will deliver cash and shares of our common stock, if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the relevant twenty trading-day observation period. See “Description of notes—Conversion rights—Payment upon conversion.”

If the conversion date in respect of any notes tendered for conversion occurs on or following the twenty-third scheduled trading day prior to the maturity date, we will, in respect of each $1,000 principal amount of notes converted:

•	pay $1,000 in cash on the maturity date; and

•	deliver shares of our common stock, if any, on the third trading day immediately following the last day of the observation period (which will commence on the trading day immediately following the maturity date) based on a daily conversion value, calculated as described herein.

In addition, following certain corporate transactions that occur prior to maturity, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction upon conversion in certain circumstances as described under “Description of notes—Conversion rights—Conversion rate adjustments—Adjustment to shares delivered upon conversion upon certain fundamental changes.”

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest and additional interest, if any, upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares, if any, of common stock issued to you upon conversion.

Fundamental change

If we undergo a “fundamental change” (as defined in this prospectus under “Description of notes—fundamental change permits holders to require us to purchase notes”), you will have the option to require us to purchase all or any portion of your notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any additional interest, to but excluding the fundamental change purchase date. We will pay cash for all notes so purchased.

In the event of a make-whole fundamental change, we may be required to pay a make-whole premium on notes converted in connection with such fundamental change (see “Description of Notes—Adjustment to shares delivered upon conversion upon certain fundamental changes”).

Ranking

The notes rank equally in right of payment with all our existing and future unsecured senior debt and are senior in right of payment to all our future subordinated debt. The indenture does not limit the amount of debt that we or our subsidiaries may incur. The notes effectively rank junior to any of our secured indebtedness, to the extent of the value of the assets securing such indebtedness. The notes are structurally junior to all liabilities of our subsidiaries.

Registration rights	We agreed to file this shelf registration statement of which this prospectus is a part at our cost prior to December 19, 2005:

•	to register resales of the notes and the shares of common stock into which the notes are convertible, which together are referred to as the registrable securities, pursuant to Rule 415 under the Securities Act; and

•	are required to use reasonable efforts to cause this shelf registration statement to be declared effective under the Securities Act no later than June 16, 2006; and

Subject to certain rights to suspend use of the shelf registration statement, we have agreed to use reasonable efforts to keep the shelf registration statement effective until the earlier of (1) the second anniversary of the date of the initial issuance of the notes or (2) such time as all of the notes and the shares of common stock issuable on the conversion thereof cease to be outstanding or have either been (A) sold or otherwise transferred pursuant to an effective registration statement or (B) sold pursuant to Rule 144 under circumstances in which any legend borne by the notes or common stock relating to restrictions on transferability thereof is removed or such notes or common stock are eligible to be sold pursuant to Rule 144(k) or any successor provision.

Use of proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted. See “Use of Proceeds.”

Book-entry form

The notes have been issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Risk factors

Investment in the notes involves risk. You should carefully consider the information under the section titled “Risk factors” and all other information included in this prospectus and the documents incorporated by reference before investing in the notes.

Risk factors

Investing in the securities offered in this prospectus involves a high degree of risk. In addition, our business, operations and financial condition are subject to various risks. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations and financial condition would likely suffer. In such an event, the trading price of the notes and our common stock could decline and you could lose all or part of your investment. Additionally, this section does not attempt to describe all risks applicable to our industry, our business or investment in the notes and risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to our business

Our quarterly operating results may fluctuate and cause our stock and note price to decrease.

Our quarterly operating results will likely vary in the future due to a variety of factors that could affect our revenues and operating expenses in any particular quarter. We expect that our operating expenses as a percentage of collections will fluctuate in the future as we expand into new markets, increase our new business development efforts, hire additional personnel, and incur increased insurance and regulatory compliance costs. In addition, our operating results have fluctuated and may continue to fluctuate as the result of the factors described below and elsewhere in this prospectus and the documents incorporated herein by reference:

•	the timing and amount of collections on our receivable portfolios, including the effects of seasonality;

•	any charge to earnings resulting from an impairment in the carrying value of our receivable portfolios;

•	increases in operating expenses associated with the growth or change of our operations;

•	the cost of credit to finance our purchases of receivable portfolios; and

•	the timing and terms of our purchases of receivable portfolios.

Due to rising prices for consumer receivable portfolios, there has been considerable variation in our purchasing volume from quarter to quarter and we expect that to continue. The volume of our portfolio purchases will be limited while prices are high. Because we recognize revenue on the basis of projected collections on purchased portfolios, we may experience variations in quarterly revenue and earnings due to the timing of portfolio purchases.

Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year, and revenues and earnings for any particular future period may decrease. In the future, if operating results fall below the expectations of securities analysts and investors, the price of our common stock and the notes would likely decrease.

We may not be able to purchase receivables at sufficiently favorable prices or terms, or at all.

Our ability to continue to operate profitably depends upon the continued availability of receivable portfolios which meet our purchasing standards and are cost-effective based upon projected collections exceeding our acquisition costs. The market for acquiring receivable portfolios is becoming more competitive. Recently, our industry has attracted a large amount of investment capital. With this inflow of capital, we have seen a significant increase in the pricing of portfolios to levels that we believe will generate reduced returns on investment. As an example, despite bidding significantly more for an annual forward flow arrangement that we had maintained for several years, we were outbid for the 2005 contract and, until the Jefferson Capital acquisition, had been replacing this contract with individual purchases. With this increase in market competition, the purchase price of portfolios has increased, and the ratio of collections to acquisition costs can be expected to decrease, which would negatively affect our results of operations.

In addition to the competitive factors discussed above, the availability of consumer receivable portfolios at favorable prices and on favorable terms depends on a number of factors, within and outside of our control, including:

•	the continuation of the current growth and charge-off trends in consumer debt;

•	the continued sale of receivable portfolios by originating institutions;

•	our ability to develop and maintain long-term relationships with key major credit originators;

•	our ability to obtain adequate data from credit originators or portfolio resellers to appropriately evaluate the collectibility of, and estimate the value of, portfolios; and

•	changes in laws and regulations governing consumer lending.

Ultimately, if we are unable to continually purchase and collect on a sufficient volume of receivables to generate cash collections that exceed our costs, our business will be materially adversely affected.

We may not be successful in acquiring and collecting on portfolios consisting of new types of receivables.

We may pursue the acquisition of portfolios consisting of assets with which we have little collection experience. We may not be successful in completing any of these acquisitions. Our lack of experience with new types of receivables may cause us to pay too much for these portfolios, which may substantially hinder our ability to generate profits from such portfolios. Even if we successfully acquire such new types of receivables, our existing methods of collections may prove ineffective for such new receivables and our inexperience may materially adversely affect our financial condition.

We may not be able to collect sufficient amounts on our receivable portfolios to recover our costs and fund our operations.

We acquire and service receivables that the obligors have failed to pay and the sellers have deemed uncollectible and written off. The originating institutions generally make numerous attempts to recover on their nonperforming receivables, often using a combination of their in-house collection and legal departments as well as third-party collection agencies. These receivables are difficult to collect, and we may not be successful in collecting amounts sufficient to cover the costs associated with purchasing the receivables and funding our operations.

In the normal course of our portfolio acquisitions, some receivables may be included in the portfolios that fail to conform to certain terms of the purchase agreements and we may seek to return these receivables to the seller for payment or replacement receivables. However, we cannot guarantee that any of such sellers will be able to meet their obligations to us. Accounts that we are unable to return to sellers may yield no return. If cash flows from operations are less than anticipated, our ability to satisfy our debt obligations, purchase new portfolios and our future growth and profitability may be materially adversely affected.

The statistical model we use to project remaining cash flows from our receivable portfolios may prove to be inaccurate, which could result in reduced revenues or the recording of an impairment charge if we do not achieve the collections forecasted by our model.

We use our internally developed Unified Collection Score (“UCS”) model to project the remaining cash flows from our receivable portfolios. Our UCS model considers known data about our customers’ accounts, including, among other things, our collection experience and changes in external customer factors, in addition to all data known when we acquired the accounts. Our use of the UCS model has resulted in an increase in revenues due to upward aggregate adjustments to our projected collections. There can be no assurance, however, that we will be able to achieve the collections forecasted by our UCS model. If we are not able to achieve these levels of collection, our revenues will be reduced or we may be required to record an impairment charge, which could result in a reduction of our earnings.

Our industry is highly competitive, and we may be unable to continue to compete successfully with businesses that may have greater resources than we have.

We face competition from a wide range of collection and financial services companies that may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs and more established relationships in our industry than we currently have. We also compete with traditional contingency collection agencies and in-house recovery departments. Competitive pressures adversely affect the availability and pricing of charged-off receivable portfolios, as well as the availability and cost of qualified recovery personnel. As there are few significant barriers to entry for new purchasers of charged-off receivable portfolios, there is a risk that additional competitors with greater resources than ours, including competitors that have historically focused on the acquisition of different asset types, will enter our market. If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors, we may experience reduced access to charged-off receivable portfolios at acceptable prices and reduced profitability.

Moreover, we cannot assure you that we will be able to continue to offer competitive bids for charged-off receivable portfolios. We face bidding competition in our acquisition of charged-off receivable portfolios. In our industry, successful bids generally are awarded on a combination of price, service, and relationships with the debt sellers. Some of our current and future competitors may have more effective pricing and collection models, greater adaptability to changing market needs, and more established relationships in our industry. They may also pay prices for portfolios that we determine are not reasonable. There can be no assurance that we will continue to offer competitive bids for charged-off consumer receivable portfolios. In addition, there continues to be consolidation of issuers of credit cards, which have been a principal source of receivable purchases. This consolidation has limited the number of sellers in the market and has correspondingly given the remaining sellers increasing market strength in the price and terms of the sale of credit card accounts.

Our failure to purchase sufficient quantities of receivable portfolios may necessitate workforce reductions, which may harm our business.

Because fixed costs, such as certain personnel salaries and lease or other facilities costs, constitute a significant portion of our overhead, if we do not continually augment the receivable portfolios we service with additional receivable portfolios or collect sufficient amounts on receivables owned or serviced by us, we may be required to reduce the number of employees in our collection operations. These practices could lead to:

•	lower employee morale, higher employee attrition rates, fewer experienced employees and higher recruiting and training costs;

•	disruptions in our operations and loss of efficiency in collection functions; and

•	excess costs associated with unused space in collection facilities.

A significant portion of our portfolio purchases during any period may be concentrated with a small number of sellers.

We expect that a significant percentage of our portfolio purchases for any given fiscal year may be concentrated with a few large sellers, some of which may also involve forward flow arrangements. For example, our two principal sellers of consumer receivables in recent years have been among the top ten largest consumer credit card companies in the nation, one of which has accounted for more than 25% of the charged-off receivables that we purchased from 2001 through 2004 under a forward flow arrangement that expired at the end of 2004. Except with respect to the forward flow arrangement that is part of the Jefferson Capital acquisition, we cannot be certain that any of our significant sellers will continue to sell charged-off receivables to us on terms or in quantities acceptable to us, or that we would be able to replace such purchases with purchases from other sellers.

A significant decrease in the volume of purchases from any of our principal sellers would force us to seek alternative sources of charged-off receivables. We may be unable to find alternative sources from which to purchase charged-off receivables, and even if we could successfully replace such purchases, the search could take time, the receivables could be of lower quality, cost more, or both, any of which could materially adversely affect our financial performance.

We may be unable to meet our future liquidity requirements.

We depend on both internal and external sources of financing to fund our purchases of receivable portfolios and our operations. Our need for additional financing and capital resources increases dramatically as our business grows. Our inability to obtain financing and capital as needed or on terms acceptable to us would limit our ability to acquire additional receivable portfolios and to operate our business.

We may not be able to continue to satisfy the restrictive covenants in our debt agreements.

Our debt agreements impose a number of restrictive covenants on how we operate our business. Failure to satisfy any one of these covenants could result in all or any of the following adverse results:

•	acceleration of outstanding indebtedness;

•	cross defaults and acceleration of indebtedness under other financing agreements;

•	our removal as servicer under our secured financing transactions and possibly other cross-defaulted facilities and loss of servicing fees and other consequences;

•	liquidation of the receivables in our secured financing transactions and loss of our expected future excess recoveries on receivables in the financed pools;

•	our inability to continue to make purchases of receivables needed to operate our business; or

•	our inability to secure alternative financing on favorable terms, if at all.

We use estimates in our revenue recognition and our earnings will be reduced if actual results are less than estimated.

We utilize the interest method to determine revenue recognized on substantially all of our receivable portfolios. Under this method, each pool of receivables is modeled based upon its projected cash flows. A yield is then established which, when applied to the outstanding balance of the receivables, results in the recognition of revenue at a constant yield relative to the remaining balance in the receivable portfolio. The actual amount recovered by us on portfolios may substantially differ from our projections and may be lower than initially projected. If differences are material, we may reduce our yield, which would negatively affect our earnings, or take a write-off on all or a portion of our investment.

We may incur impairment charges as a result of the application of new American Institute of Certified Public Accountants Statement of Position 03-03.

In October 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-03, “Accounting for Loans or Certain Securities Acquired in a Transfer.” The SOP provides guidance on accounting for differences between contractual and expected cash flows from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004 and was adopted by us on January 1, 2005. The SOP limits the revenue that may be accrued to the excess of the estimate of expected future cash flows over a portfolio’s initial cost of accounts receivable acquired. The SOP requires that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue, expense, or on the balance sheet. The SOP freezes the internal rate of return (“IRR”) originally estimated when the accounts receivable are purchased for subsequent impairment testing. Rather than lower the estimated IRR if the expected future cash flow estimates are decreased, effective January 1, 2005, the carrying value of our receivable portfolios would be written down to maintain the then-current IRR. The SOP also amends AICPA Practice Bulletin 6 in a similar manner and applies to all loans acquired prior to January 1, 2005. Increases in expected future cash flows would be recognized prospectively through an upward adjustment of the IRR over a portfolio’s remaining life. Any increased yield then becomes the new benchmark for impairment testing. The SOP provides that previously issued annual financial statements do not need to be restated. Historically, as we have applied the guidance of AICPA Practice Bulletin 6, we have moved yields upward and downward as appropriate under that guidance. However, since the new SOP guidance does not permit yields to be lowered, it will increase the probability of our having to incur impairment charges in the future, which could reduce our profitability.

Government regulation may limit our ability to recover and enforce the collection of receivables.

Federal and state laws may limit our ability to recover and enforce receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers or other debt originators may preclude us from collecting on receivables we purchase where the card issuer or originator failed to comply with applicable federal or state laws in generating or servicing the receivables that we have acquired.

Laws relating to debt collections also directly apply to our business. Additional consumer protection or privacy laws and regulations may be enacted that impose additional restrictions on the collection of receivables. Such new laws may materially adversely affect our ability to collect on our receivables, which could materially adversely affect our earnings. Our failure or the failure of the originators of our receivables to comply with existing or new laws, rules or regulations could limit our ability to recover on receivables or cause us to pay damages to the original debtors, which could reduce our revenues and harm our business.

Because our receivables are generally originated and serviced nationwide, we cannot assure you that the originating lenders have complied with applicable laws and regulations. While receivable acquisition contracts typically contain provisions indemnifying us for losses owing to the originating institution’s failure to comply with applicable laws and other events, we cannot assure you that any indemnities received from originating institutions will be adequate to protect us from losses on the receivables or liabilities to customers.

We are subject to ongoing risks of litigation, including individual or class actions under consumer credit, collections, employment, securities and other laws.

We operate in an extremely litigious climate and are currently, and may in the future, be named as defendants in litigation, including individual or class actions under consumer credit, collections, employment, securities and other laws.

If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our common stock may decline. Stock price fluctuations may be exaggerated if the trading volume of our common stock continues to be low. In the past, securities class-action litigation has often been filed against a company after a period of volatility in the market price of its stock.

Defending a lawsuit, regardless of its merit, could be costly and divert management’s attention from the operation of our business. The use of certain collection strategies could be restricted if class-action plaintiffs were to prevail in their claims. In addition, insurance costs continue to increase significantly and policy deductibles have also increased. All of these factors could have an adverse effect on our consolidated financial condition and results of operations.

We may make acquisitions that prove unsuccessful or strain or divert our resources.

From time to time, we consider acquisitions of other companies in our industry that could complement our business, including the acquisition of entities in diverse geographic regions and entities offering greater access to businesses and markets that we do not currently serve. For instance, we recently completed acquisitions related to Ascension, and Jefferson Capital. See “Summary—Recent developments.” We may not be able to successfully acquire other businesses or, if we do, we may not be able to successfully integrate these businesses with our own, which may result in our inability to maintain our goals, objectives, standards, controls, policies or culture. In addition, through acquisitions, we may enter markets in which we have limited or no experience. The occurrence of one or more of these events may place additional constraints on our resources such as diverting the attention of our management from other business concerns which can materially adversely affect our operations and financial condition. Moreover, any acquisition may result in a potentially dilutive issuance of equity securities, incurrence of additional debt and amortization of identifiable intangible assets, all of which could reduce our profitability.

We may not be able to hire and retain enough sufficiently trained employees to support our operations, and/or we may experience high rates of personnel turnover.

Our industry is very labor-intensive, and companies in our industry typically experience a high rate of employee turnover. We generally compete for qualified personnel with companies in our business and in the collection agency, tele-services and telemarketing industries. We will not be able to service our receivables effectively, continue our growth or operate profitably if we cannot hire and retain qualified collection personnel. Further, high turnover rate among our employees increases our recruiting and training costs and may limit the number of experienced collection personnel available to service our receivables. Our newer employees tend to be less productive and generally produce the greatest rate of personnel turnover. If the turnover rate among our employees increases, we will have fewer experienced employees available to service our receivables, which could reduce collections and therefore result in lower revenues and earnings.

We may not be able to manage our growth effectively.

We have expanded significantly since our formation. However, our growth will place additional demands on our resources, and we cannot be sure that we will be able to manage our growth effectively. Continued growth could place a strain on our management, operations and financial resources. We cannot assure you that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our results of operations may be materially adversely affected.

The failure of our technology and telecommunications systems could have an adverse effect on our operations.

Our success depends in large part on sophisticated computer and telecommunications systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty, operating malfunction, software virus, or service provider failure, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to properly bid on prospective acquisitions of receivable portfolios and to access, maintain and expand the databases we use for our collection activities. Any simultaneous failure of our information systems and their backup systems would interrupt our business operations.

Our business depends heavily on services provided by various local and long-distance telephone companies. A significant increase in telephone service costs or any significant interruption in telephone services could negatively affect our operating results or disrupt our operations.

We may not be able to successfully anticipate, invest in or adopt technological advances within our industry.

Our business relies on computer and telecommunications technologies, and our ability to integrate new technologies into our business is essential to our competitive position and our success. We may not be successful in anticipating, managing, or adopting technological changes on a timely basis. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles.

While we believe that our existing information systems are sufficient to meet our current and foreseeable demands and continued expansion, our future growth may require additional investment in these systems. We depend on having the capital resources necessary to invest in new technologies to acquire and service receivables. We cannot assure you that adequate capital resources will be available to us.

We may not be able to adequately protect the intellectual property rights upon which we rely.

We rely on proprietary software programs and valuation and collection processes and techniques, and we believe that these assets provide us with a competitive advantage. We consider our proprietary software, processes and techniques to be trade secrets, but they are not protected by patent or registered copyright. We may not be able to adequately protect our technology and data resources, which may materially diminish our competitive advantage.

Our results of operations may be materially adversely affected if bankruptcy filings increase.

Our business model may be uniquely vulnerable to an economic recession which typically results in an increase in the amount of defaulted consumer receivables, thereby contributing to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings, a debtor’s assets are sold to repay credit originators, but since the defaulted consumer receivables we often purchase are generally unsecured, we often would not be able to collect on those receivables. In addition, since we purchase receivables that are seriously delinquent, this is often an indication that many of the consumer debtors from whom we collect would be unable to service their debts going forward and are more likely to file for bankruptcy in an economic recession. We cannot assure you that our collection experience would not decline with an increase in bankruptcy filings. If our actual collection experience with respect to a defaulted consumer receivable portfolio is significantly lower than we projected when we purchased the portfolio, our earnings could be negatively affected.

We have engaged in transactions with members of our Board of Directors, significant stockholders, and entities affiliated with them; future transactions with related parties could pose conflicts of interest.

In the past, we have engaged in transactions with members of our Board of Directors, significant stockholders, and entities affiliated with them, which inherently give rise to conflicts of interest. For example, certain of these parties have previously provided financing and financial guarantees to us and have received additional equity interests, such as warrants, in connection with such transactions. Transactions with related parties such as these pose a risk that such transactions are on terms that are not as beneficial to us as those that may be arranged with third parties. As required by Nasdaq Marketplace Rules, our Audit Committee monitors transactions entered into by us and where such transactions involve a related party or otherwise are perceived to present a conflict of interest, takes steps designed to mitigate such conflicts, such as submitting the proposed transaction to those directors who are unaffiliated with the related party involved in the transaction or otherwise not subject to a conflict of interest for their review and approval.

Risks related to the notes

Although the notes are referred to as “senior notes,” the notes are effectively subordinated to the rights of our existing and future secured creditors and any liabilities of our subsidiaries.

Holders of our present and future secured indebtedness will have claims that are senior to your claims as holders of the notes and to the extent of the value of the assets securing such other indebtedness. We have granted a security interest in all of our assets in connection with our new senior secured revolving credit facility and the remaining balance on our former secured financing facility which expired on December 31, 2004 and may grant security interests in our receivable portfolios in the future to obtain financing. The notes are effectively subordinated to such existing secured financings and any other secured indebtedness incurred by us. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. In addition, the notes will be structurally junior to the liabilities of our subsidiaries.

A change in control or a fundamental change may adversely affect us or the notes.

If a fundamental change event occurs, we cannot assure you that we will have enough funds to repurchase all the notes. In addition, our new senior secured revolving credit facility does, and future debt we incur may, limit our ability to repurchase the notes upon a fundamental change. Moreover, if you or other investors in our notes exercise the repurchase right for a fundamental change, it may cause a default under that debt, even if the fundamental change itself does not cause a default, owing to the financial effect of such a purchase on us.

Furthermore, the fundamental change provisions including the provisions requiring the increase to the conversion rate for conversions in connection with a fundamental change, may in certain circumstances make more difficult or discourage a takeover of our company and the removal of incumbent management.

Encore is essentially a holding company and relies on dividends and distributions from its subsidiaries.

Notwithstanding the fact that Encore incurs liabilities for its own account, Encore is essentially a holding company with no income producing operations of its own and no significant assets other than its ownership of the capital stock of its subsidiaries. Encore is, therefore, dependent upon the receipt of dividends, advances or other distributions from its subsidiaries to fund any obligations that it incurs, including to make payments to holders of the notes. The ability of Encore’s subsidiaries to pay dividends and make other payments to Encore is restricted by, among other things, applicable corporate and other laws and regulations. Accordingly, in the event that such subsidiaries cannot pay funds necessary to enable Encore to meet its obligations under the notes, Encore will be severely restricted in its ability to pay interest on or principal of the notes.

The conditional conversion feature of the notes could result in your receiving less than the value of our common stock into which a note would otherwise be convertible.

Prior to March 19, 2010, the notes are convertible into shares of our common stock, or cash and shares of our common stock, in each case, only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash and common stock into which the notes would otherwise be convertible.

The IRS may challenge our ability to claim interest deductions with respect to the notes.

Section 279 of the Internal Revenue Code disallows the deduction of interest paid or accrued on certain convertible debt instruments if the convertible debt is used, directly or indirectly, to finance a corporate acquisition and certain other conditions are met. Our ability to consummate strategic acquisitions is a component of our operating strategy, and we have recently completed two strategic acquisitions. Although we do not believe that Section 279 would apply to disallow our interest deduction with respect to the notes, there is no assurance that Section 279 would not apply. Moreover, the application of Section 279 to the interest on the notes in future periods depends in part on the facts and circumstances then in existence. If we were not entitled to deduct interest on the notes, our after-tax operating results could be adversely affected.

Because the notes will be net share settled, upon conversion of the notes, we will pay only cash in settlement of the principal amount or conversion value thereof and we will settle any amounts in excess of principal in shares of our common stock.

Because we have obtained “stockholder consent,” as described under “Conversion rights—Payment upon conversion—Conversions following stockholder consent,” the notes will be subject to net share settlement, which means that we will satisfy our conversion obligation to holders by paying cash in settlement of the lesser of the principal amount and the conversion value of the notes and by delivering shares of our common stock in settlement of any and all conversion obligations in excess of the daily conversion values, as described under “Conversion rights— Payment upon conversion—Conversions following stockholder consent”. Accordingly, upon conversion of a note, holders might not receive any shares of our common stock, or they might receive fewer shares of common stock relative to the conversion value of the note. In addition, any settlement of a conversion of notes into cash and shares of our common stock will be delayed until at least the 23rd trading day following our receipt of the holder’s conversion notice. Accordingly, you may receive less proceeds than expected because the value of our common stock may decline (or fail to appreciate as much as you may expect) between the day that you exercise your conversion right and the day the conversion value of your notes is determined.

Our failure to convert the notes into cash or a combination of cash and common stock upon exercise of a holder’s conversion right in accordance with the provisions of the indenture would constitute a default under the indenture. In addition, a default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.

There is no public market for the notes, which could limit their market price or the ability to sell them for an amount equal to or higher than their initial offering price.

The notes are a new issue of securities for which there currently is no trading market. We do not intend to list the notes on any national securities exchange or to seek the admission of the notes for trading on the Nasdaq National Market. The initial purchasers have advised us that they intend to make a market in the notes, but they are not obligated to do so, and if they do make a market in the notes, they may stop at any time. A market may not develop for the notes, and you may not be able to sell your notes. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the trading price for our common stock, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in the prices of securities similar to the notes. Such a market, if any, for the notes may suffer from similar disruptions, and disruptions may materially adversely affect the prices at which you may sell your notes.

If the market price of our common stock decreases, the market price of our notes may similarly decrease.

We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for debt securities. The market price of our common stock will likely continue to fluctuate in response to factors including the factors discussed elsewhere in the sections of this prospectus titled “Risk factors” and “Forward-looking statements,” many of which are beyond our control. For instance, the price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could be used to satisfy short positions, or anticipated conversion of the notes into shares of our common stock could depress the price of our common stock.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving Encore except to the extent described under “Description of notes—fundamental change permits holders to require us to purchase notes,” and “Description of notes—Conversion rights—Conversion rate adjustments—Adjustment to shares delivered upon conversion upon certain fundamental changes.”

The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a specified corporate transaction that constitutes a fundamental change occurs prior to maturity, under certain circumstances, we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such specified corporate transaction. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of notes— Conversion rights.” The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $75 per share or less than $17.87 (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 55.9597 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of notes—Conversion rate adjustments.” Our obligation to increase the conversion rate in connection with a specified corporate transaction could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but if you subsequently convert your notes to common stock, you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock.

The price of our common stock historically has been volatile. This volatility may make it difficult for you to resell the notes or the common stock into which the notes are convertible, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock.

The market price for our common stock has varied between a high of $25.30 and a low of $12.65 per share from December 1, 2004 through December 1, 2005. This volatility may make it difficult for you to resell the notes or the common stock into which the notes are convertible, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in the sections of this prospectus titled “Risk factors” and “Forward-looking statements.”

In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we became involved in securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

In addition, the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially. The trading price of the notes is expected to be affected significantly by the price of our common stock.

The conversion rate of the notes may not be adjusted for all dilutive events, which may adversely affect the trading price of the notes.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of notes—Conversion rights—Conversion rate adjustments.” However, the conversion rate will not be adjusted for other events, such as certain exchange offers or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

We have never paid dividends and do not anticipate paying any dividends on our common stock in the future.

We currently intend to retain any earnings to finance our operations and growth. The terms and conditions of our new senior secured revolving credit facility restrict and limit payments or distributions in respect of our capital stock. Since we have never paid dividends and do not anticipate paying any dividends on our common stock in the future, any short-term return on your investment will depend on the market price of the notes and our common stock.

The notes will probably not be rated or may receive a lower rating than anticipated.

We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

You may be deemed to have received a taxable dividend without the receipt of any cash.

If we pay a cash dividend on our common stock, an adjustment to the conversion rate may result, and you may be deemed to have received a taxable dividend subject to United States federal income tax without the receipt of any cash. In addition, adjustments (or failures to make adjustments) that have the effect of increasing a United States holder’s proportionate share in our assets or earnings may, in some circumstances, result in a deemed distribution to such holder. For example, if the conversion rate is increased at our discretion or in certain other circumstances (including in connection with the payment of additional shares in connection with a make-whole fundamental change), such increase may result in a deemed payment of a taxable dividend to holders of the notes to the extent of our current and accumulated earnings and profits, notwithstanding the fact that the holders do not receive a cash payment. See “Material United States federal income tax considerations—Tax consequences to United States holders—Constructive dividends.” If you are a non-U.S. holder (as defined in “Material United States federal income tax considerations”), such deemed dividend may be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Material United States federal income tax considerations—Tax consequences to non-United States holders.”

The convertible note hedge and warrant option transactions may affect the value of the notes and our common stock.

We have entered into a convertible note hedge transaction with each of JPMorgan Chase Bank, National Association, and Morgan Stanley International Limited (each, a “dealer”). We also have entered into a warrant option transaction with the dealers. These transactions are expected to reduce the potential dilution upon conversion of the notes. These transactions were accounted for as an adjustment to our stockholders’ equity. In connection with hedging these transactions, the dealers or their respective affiliates:

•	have entered into various over-the-counter derivative transactions with respect to our common stock, concurrently with and shortly after the pricing of the notes; and

•	may enter into, or may unwind, various over-the-counter derivatives and/or purchase or sell our common stock in secondary market transactions following the pricing of the notes (including during any observation period related to a conversion of notes).

The dealers or their respective affiliates are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, other of our securities, or other instruments they may wish to use in connection with such hedging. In particular, to the extent we settle conversions in cash and shares of our common stock as described under “Description of notes—Conversion rights—Payment upon conversion—Conversions following stockholder consent,” such hedging modification may occur during any observation period for a conversion of notes, which may have a negative effect on the value of the consideration received in relation to the conversion of those notes. In addition, we intend to exercise options we hold under the convertible note hedge transaction whenever notes are converted. In order to unwind its hedge position with respect to those exercised options, the dealers or their respective affiliates expect to sell shares of our common stock in secondary market transactions or unwind various over-the-counter derivative transactions with respect to our common stock during the observation period, if any, for the converted notes.

Risks related to our common stock

Our directors, executive officers, and principal stockholders have significant influence and could take actions that may not be in the best interests of our other stockholders.

As of December 1, 2005, our officers, directors, and certain of our principal stockholders controlled approximately 28% of our outstanding common stock. In addition, two of our principal stockholder groups have representatives on our board of directors. As a result, these stockholder groups have significant influence over our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. These factors may have the effect of delaying or preventing a change in control or a merger, consolidation, or other business combination at a premium price if these stockholders oppose it, even though it may be in the best interest of our other stockholders.

A sale of a substantial number of shares of our common stock may cause the price of our common stock and the notes to decline.

If our stockholders sell substantial amounts of our common stock in the public market, including shares issued upon the exercise of outstanding options, the market price of our common stock could fall and, as a result, the market price of our notes would also likely decrease. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We can issue preferred stock without your approval, which could materially adversely affect the rights of common stockholders.

Our certificate of incorporation authorizes us to issue “blank check” preferred stock, the designation, number, voting powers, preferences, and rights of which may be fixed or altered from time to time by our board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the voting power or other rights of the common stock holders or the market value of the common stock.

Anti-takeover provisions in our charter documents and Delaware law may inhibit beneficial changes of control.

We are a Delaware corporation and the anti-takeover provisions of our certificate of incorporation and bylaws and Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. For example:

•	our board of directors has the power to issue shares of preferred stock and set the related terms without stockholder approval;

•	we are restricted in our ability to enter into business combinations with “interested stockholders”;

•	our stockholders may hold a special meeting only if our board of directors calls the meeting or if a majority of the votes entitled to be cast at a special meeting make a written demand for the meeting; and

•	we require advanced notice for nominating candidates and for stockholder proposals.

Forward-looking statements

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions or expressions of the negative of these terms. Such statements are only predictions and, accordingly, are subject to substantial risks, uncertainties and assumptions.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We caution you that any forward-looking statements reflect only our belief at the time the statement is made. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements. We have included in this prospectus important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. See “Risk factors” in this prospectus and in our filings with the SEC. However, management cannot predict all factors, or combination of factors, that may cause actual results to differ materially from those projected in any forward-looking statements. In addition, unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or developments after the date of this prospectus.

Use of proceeds

We will not receive any proceeds from the resale of the notes or the sale of the shares of common stock issuable upon conversion of the notes.

Ratio of earnings to fixed charges

	Fiscal Year Ended December 31,					Nine Months Ended September 30,
	2004	2003	2002	2001	2000	2005	2004
Ratio of earnings to fixed charges(1)	2.09	2.41	1.42	0.15	(2.78)	2.55	2.08
Dollar value deficiency (millions)					$31.00

(1)	These computations include us and our consolidated subsidiaries. For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness, amortization of debt issuance costs, and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before provision for income taxes plus fixed charges.

Description of notes

On September 19, 2005, we issued $90,000,000 aggregate principal amount of our 3.375% Convertible Senior Notes due September 19, 2010. On October 5, 2005 we issued an additional $10,000,000 aggregate principal amount of such Notes upon the initial purchasers’ exercise of an overallotment option. We issued the notes under an indenture dated September 19, 2005 (the “indenture”) between us and JPMorgan Chase Bank, as trustee (the “Trustee”). The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The notes and the shares of common stock issuable upon conversion of the notes are covered by a registration rights agreement.

You may request a copy of the indenture and the registration rights agreement from us.

The following description is a summary of the material provisions of the notes, indenture and registration rights agreement and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes, indenture and registration rights agreement including the definitions of certain terms used in the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

You will find certain of the definitions of capitalized terms used in this description under the heading “Certain definitions.” For purposes of this description, references to “the Company,” “we,” “our” and “us” refer only to Encore Capital Group, Inc. and not to its subsidiaries.

General

The notes

The notes:

•	are general unsecured, senior obligations of the Company;

•	are limited to an aggregate principal amount of $100,000,000, except as set forth below under “—General;”

•	mature on September 19, 2010;

•	are issued in denominations of $1,000 and integral multiples of $1,000;

•	are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “Book-entry, settlement and clearance;”

•	rank equally in right of payment to any future unsecured senior debt of the Company; and

•	are eligible for trading on PORTAL.

Subject to fulfillment of certain conditions and during the periods described below, the notes may be converted initially at an initial conversion rate of 44.7678 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $22.34 per share of common stock ). The conversion rate is subject to adjustment if certain events occur.

We will settle conversions of all notes in cash and shares of common stock, if any, based upon a daily conversion value calculated on a proportionate basis for each day of the relevant 20 trading-day observation period as described therein. In all circumstances, you will not receive any separate cash payment for interest or additional interest, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.

Payments on the notes; paying agent and registrar

We will pay principal of certificated notes at the office or agency designated by the Company in the Borough of Manhattan, The City of New York. We have initially designated a corporate trust office of the Trustee as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest (including additional interest, if any), on certificated notes will be payable (i) to holders having an aggregate principal amount of $1,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $1,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

We will pay principal of and interest on (including any additional interest), notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global note.

Transfer and exchange

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the registrar for any registration of transfer or exchange of notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted, by the indenture. The Company is not required to transfer or exchange any note selected or surrendered for conversion.

General

The notes are limited to $100,000,000 aggregate principal amount. The notes are issued only in denominations of $1,000 and multiples of $1,000. We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes. The notes will mature on September 19, 2010 unless earlier converted or repurchased.

We may, without the consent of the holders, reopen the notes and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

The registered holder of a note will be treated as the owner of it for all purposes.

The indenture does not limit the amount of debt which may be issued by the Company or its subsidiaries under the indenture or otherwise.

Other than restrictions described under “Fundamental change permits holders to require us to purchase notes” and “Consolidation, merger and sale of assets” below, and except for the provisions set forth under “Conversion rights—Conversion rate adjustments—Adjustment to shares delivered upon conversion upon certain fundamental changes,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.

Interest

The notes bear interest at a rate of 3.375% per year from September 19, 2005, or from the most recent date to which interest has been paid or duly provided for. Interest is payable semiannually in arrears on March 19 and September 19 of each year, beginning March 19, 2006.

Interest will be paid to the person in whose name a note is registered at the close of business on March 4 or September 4, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes is computed on the basis of a 360-day year composed of twelve 30-day months.

Ranking

The notes are our general unsecured obligations that rank senior in right of payment to all future debt that is expressly subordinated in right of payment to the notes. The notes rank equally in right of payment with all our existing and future liabilities that are not so subordinated. The notes effectively rank junior to any of our secured indebtedness, to the extent of the value of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure our secured debt will be available to pay obligations on the notes only after all debt under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

At September 30, 2005, our total consolidated indebtedness was $184.7 million. After giving pro forma effect to the sale of the overallotment notes and the use of proceeds therefrom, including the expected repayment of $8.0 million of indebtedness, the net cost of approximately $1.7 million of the convertible note hedge and warrant transactions, our total consolidated indebtedness would have been $186.7 million.

Included in our total consolidated indebtedness of $184.7 million, our subsidiaries had indebtedness of $28.5 million as of September 30, 2005, consisting of $27.9 million outstanding on our secured financing facility, $0.6 million in a secured note and a capital lease. The ability of our subsidiaries to pay dividends and make other payments to us is also restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may become a party. We may not be able to comply with the provision of the notes that provides that upon a fundamental change each holder may require us to repurchase all or a portion of the notes.

Conversion rights

General

Subject to the conditions described under the headings “—Conversion upon satisfaction of trading price condition,” and “—Conversion upon specified corporate transactions,” holders may convert each of their notes initially at an initial conversion rate of 44.7678 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $22.34 per share of common stock ) at any time prior to the close of business on the scheduled trading day immediately preceding March 19, 2010. On and after March 19, 2010, holders may convert each of their notes at the conversion rate regardless of the conditions described under the headings “—Conversion upon satisfaction of trading price condition” and “—Conversion upon specified corporate transactions” until the close of business on the scheduled trading day immediately preceding the maturity date of September 19, 2010.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest and additional interest, if any, unless such conversion occurs between a regular record date and the interest payment date to which it relates. Our settlement of conversions as described below under “—Payment upon conversion” will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest and additional interest, if any, payable on the notes so converted; provided that no such payment need be made:

•	if we have specified a fundamental change purchase date (as defined below) that is after a record date and on or prior to the corresponding interest payment date;

•	for conversions following the regular record date immediately preceding the final interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such notes.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion upon satisfaction of trading price condition

Prior to March 19, 2010, a holder may surrender notes for conversion during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes was less than 103% of the product of the last reported sale price of our common stock and the conversion rate for such date, subject to compliance with the procedures and conditions described below concerning the Trustee’s obligation to make a trading price determination.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the Trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the Trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the Trustee, that one bid shall be used. If the Trustee cannot reasonably obtain at least one bid for $2.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 103% of the product of the “last reported sale price” of our common stock and the conversion rate.

In connection with any conversion upon satisfaction of the above trading pricing condition, the Trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 103% of the product of the last reported sale price of our common stock and the conversion rate. At such time, we shall instruct the Trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 103% of the product of the last reported sale price of our common stock and the conversion rate.

If the trading price condition has been met, we shall so notify the holders of the notes. If, at any point after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 103% of the product of the last reported sale price of our common stock and the conversion rate for such date, we shall so notify the holders of notes.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. If our common stock is not listed for trading on a United States national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

“Trading day” means a day during which (i) trading in our common stock generally occurs, (ii) there is no market disruption event (as defined below) and (iii) a last reported sale price for our common stock (other than a last reported sale price referred to in the last sentence of such definition) is available for such day.

“Market disruption event” means the occurrence or existence for more than one-half hour period in the aggregate on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

Conversion upon specified corporate transactions

If we elect to:

•	distribute to all or substantially all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the record date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•	distribute to all or substantially all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our common stock on the day preceding the declaration date for such distribution, we must notify the holders of the notes at least 20 business days (or, following the stockholder consent described below under “—Payments upon conversion—Conversions following stockholder consent,” 35 business days) prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.

In addition, if we are party to any transaction or event that constitutes a fundamental change, a holder may surrender notes for conversion at any time from and after the 35th calendar day prior to the anticipated effective date of such transaction or event until the repurchase date corresponding to such fundamental change.

If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property into which our common stock is converted or exchanged.

Conversion procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with these requirements is the “conversion date” under the indenture.

If a holder has already delivered a purchase notice as described under “fundamental change permits holders to require us to purchase notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Payment upon conversion

We obtained “stockholder consent,” as defined below, on October 28, 2005, and will settle all notes tendered for conversion in cash and shares of our common stock, if applicable, as described below under “—Conversions following stockholder consent.”

“Stockholder consent” means the vote of a majority of shares of common stock voted at a duly called and convened special meeting of stockholders held on October 28, 2005 to approve the settlement of conversions of notes in cash and shares of our common stock in the manner described below “—Conversions following stockholder consent”, all in accordance with applicable law, our constituent documents and the rules of the Nasdaq National Market.

Conversions following stockholder consent

Upon conversions of notes, we will settle each $1,000 principal amount of notes being converted by:

•	if the conversion date for such notes being converted occurs prior to the 23rd scheduled trading day preceding the maturity date, delivering, on the third trading day immediately following the last day of the related observation period, cash and shares of our common stock, if any, equal to the sum of the daily settlement amounts (as defined below) for each of the 20 trading days during the related observation period; or

•	if the conversion date for such notes being converted occurs on or after the 23rd scheduled trading day preceding the maturity date and on or prior to the close of business on the scheduled trading day immediately preceding the maturity date, paying $1,000 in cash on the maturity date and delivering, on the third trading day immediately following the last day of the related observation period, shares of our common stock having a value in an amount equal to the greater of (i) 0 and (ii) the sum of the daily net share amounts (as defined below) for each of the 20 trading days during the related observation period.

The “observation period” with respect to any note means the 20 consecutive trading-day period beginning on and including the second trading day after you deliver your conversion notice to the conversion agent, except that with respect to any notice of conversion received on or after the 23rd scheduled trading day immediately preceding the maturity date the “observation period” means the 20 consecutive trading days beginning on and including the trading day immediately following the maturity date.

The “daily settlement amount,” for each of the 20 trading days during the observation period, shall consist of:

•	cash equal to the lesser of $50 and the daily conversion value relating to such day; and

•	to the extent such daily conversion value exceeds $50, a number of shares equal to (A) the difference between such daily conversion value and $50, divided by (B) the daily VWAP of our common stock for such day.

The “daily conversion value” means, for each of the 20 consecutive trading days during the observation period, one-twentieth (1/20) of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock (or the consideration into which our common stock has been converted in connection with certain corporate transactions) on such day.

The “daily VWAP” for our common stock means, for each of the 20 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page ECPG <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day as our board of directors determines in good faith using a volume-weighted method).

The “daily net share amount” means, for each of the 20 consecutive trading days during the observation period, a number of shares of our common stock (which may be negative) equal to (A) the difference between the daily conversion value on such day and $50, divided by (B) the daily VWAP of our common stock for such day.

We will deliver cash in lieu of any fractional shares of common stock issuable in connection with payment of the amounts above (based on the last reported sale price of our common stock on the last day of the applicable observation period).

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes.

(1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 × OS’

OS0

where,

CR0 = the conversion rate in effect immediately prior to such event;

CR’ = the conversion rate in effect immediately after such event;

OS0 = the number of shares of our common stock outstanding immediately prior to such event; and

OS’ = the number of shares of our common stock outstanding immediately after such event.

(2) If we issue to all or substantially all holders of our common stock any rights, warrants or convertible securities entitling them for a period of not more than 60 calendar days to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of our common stock on the business day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights, warrants or convertible securities are not exercised prior to their expiration):

CR’ = CR0 × OS0 + X

OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior to such event;

CR’ = the conversion rate in effect immediately after such event;

OS0 = the number of shares of our common stock outstanding immediately prior to such event;

X = the total number of shares of our common stock issuable pursuant to such rights; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights, warrants or convertible securities divided by the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the record date (or, if later, the “ex-date” relating such distribution) for the issuance of such rights, warrants or convertible securities.

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions and rights or warrants referred to in clause (1) or (2) above; and

•	dividends or distributions paid exclusively in cash;

then the conversion rate will be adjusted based on the following formula:

CR’ = CR0 ×       SP0

SP0 – FMV

where,

CR0 = the conversion rate in effect immediately prior to such distribution;

CR’ = the conversion rate in effect immediately after such distribution;

SP0 = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the record date for such distribution (or, if earlier, the “ex-date” relating to such distribution); and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution (or, if earlier, the “ex-date” relating to such distribution).

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the record date fixed for determination of stockholders entitled to receive the distribution will be increased based on the following formula:

CR’ = CR0 × FMV0 + MP0

MP0

where,

CR0 = the conversion rate in effect immediately prior to such distribution;

CR’ = the conversion rate in effect immediately after such distribution;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off; and

MP0 = the average of the last reported sale prices of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off.

The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day from, and including, the effective date of the spin-off.

(4) If we pay any cash dividend or distribution to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 ×     SP0

SP0 – C

where,

CR0 = the conversion rate in effect immediately prior to the record date for such distribution;

CR’ = the conversion rate in effect immediately after the record date for such distribution;

SP0 = the last reported sale price of our common stock on the trading day immediately preceding the record date for such distribution (or, if earlier, the “ex-date” relating to such distribution); and

C = the amount in cash per share we distribute to holders of our common stock.

(5) If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR’ = CR0 × AC + (SP’ × OS’)

OS0 × SP’

where,

CR0 = the conversion rate in effect on the date such tender or exchange offer expires;

CR’ = the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS’ = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires; and

SP’ = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires.

(6) If someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock, in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer, we will increase the conversion rate based on the following formula:

CR’ = CR0 × FMV + (OS’ × SP)

OS0 × SP

where,

CR0 = the conversion rate in effect on the last time tenders or exchanges may be made pursuant to such tender or exchange offer (the “offer expiration time”);

CR’ = the conversion rate in effect immediately following the offer expiration time;

FMV = the fair market value (as determined by our board of directors) of the aggregate consideration payable to stockholders based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of the offer expiration time (the “accepted purchase shares”);

OS’ = the number of shares of our common stock outstanding (less any accepted purchase shares) as of the offer expiration time;

OS0 = the number of shares of our common stock outstanding (including any accepted purchase shares) as of the offer expiration time; and

SP = the last reported sale price of our common stock on the trading day next succeeding the offer expiration time.

The adjustment referred to in this clause (6) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of our common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (6) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

If, however, the application of the foregoing formulas would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

As used in this section, “ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.

In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, you will generally be entitled thereafter to convert your notes into the same type (and in the same proportion) of consideration received by holders of our common stock in these types of event (the “reference property”). However, if, at the effective time of such transaction, settlement of notes converted were to be in cash and shares of our common stock as described under “Payment upon conversion—Conversions following stockholder consent” above, you will be entitled thereafter to convert your notes into cash (up to the aggregate principal amount thereof) and the same type (and in the same proportion) of consideration received by holders of our common stock in these types of events, based on the daily conversion values of reference property in an amount equal to the applicable conversion rate, as described “Payment upon conversion—Conversions following stockholder consent” above.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election.

We are permitted, to the extent permitted by law and subject to the applicable rules of the Nasdaq National Market, to increase the conversion rate of the notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material United States Federal Income Tax Considerations.”

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest and additional interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether aggregate adjustment is less than 1% within one year of the first such adjustment carried forward, upon a fundamental change or upon any conversion following March 19, 2010. Except as described above in this section, we will not adjust the conversion rate.

Adjustment to shares delivered upon conversion upon certain fundamental changes

If you elect to convert your notes at any time 30 scheduled trading days prior to the anticipated effective date of a “make-whole fundamental change” as defined below until the related fundamental change purchase date, the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below. We will notify holders of the occurrence of such make-whole fundamental change and issue a press release no later than 30 scheduled trading days prior to the anticipated effective date of such transaction. We will settle conversions of notes as described below under “—Settlement of conversions in a make-whole fundamental change.”

A “make-whole fundamental change” means any transaction or event that constitutes a fundamental change pursuant to the clause (1), (2), (4) and (5) under the definition of fundamental change as described under “Fundamental change permits holders to require us to purchase notes” below and, in the case of clause (2), where 10% or more of the consideration (excluding cash payments for fractional shares) in the transaction or event constituting the fundamental change consists of cash or securities or other property that are not traded on a national securities exchange or quoted on the Nasdaq National Market or will not be so traded or quoted when issued in connection with such fundamental change.

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the fundamental change. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of the fundamental change.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

	Stock Price
Effective Date	17.87	19.00	20.00	21.00	22.00	23.00	24.00	25.00	30.00	35.00	40.00	45.00	55.00	65.00	75.00
9/19/2005	11.1969	9.8959	8.9232	8.0907	7.3719	6.7484	6.2045	5.7271	4.0401	3.0397	2.3886	1.9321	1.3342	0.9577	0.6996
9/19/2006	10.9066	9.5084	8.4755	7.6003	6.8529	6.2116	5.6588	5.1791	3.5372	2.6140	2.0371	1.6434	1.1373	0.8201	0.6014
9/19/2007	10.6317	9.0912	7.9665	7.0256	6.2332	5.5637	4.9953	4.5102	2.9257	2.1044	1.6229	1.3070	0.9105	0.6622	0.4888
9/19/2008	10.3530	8.5901	7.3219	6.2791	5.4183	4.7070	4.1180	3.6282	2.1472	1.4817	1.1320	0.9153	0.6481	0.4777	0.3560
9/19/2009	10.1327	7.9571	6.4207	5.1906	4.2103	3.4348	2.8245	2.3453	1.1279	0.7405	0.5760	0.4771	0.3477	0.2600	0.1959
9/19/2010	11.1969	7.8688	5.2372	2.8562	0.6917	—	—	—	—	—	—	—	—	—	—

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $75.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

•	If the stock price is less than $17.87 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 55.9597 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

Settlement of conversions in a make-whole fundamental change

As described above under “—Conversion rate adjustments,” in the case of a make-whole fundamental change that is a fundamental change pursuant to clause (2) in the definition thereof, upon effectiveness of such make-whole fundamental change, the notes will be convertible into reference property or, cash and reference property as applicable. If, as described above, we are required to increase the conversion rate by the additional shares as a result of the make-whole fundamental change, notes surrendered for conversion will be settled as follows:

•	Because we have obtained the stockholder consent as described above under “—Payment upon conversion” and the notes are to be settled in cash and shares of our common stock as described above under “Payment upon conversion—Conversions following stockholder consent”:

•

If the last day of the applicable observation period related to notes surrendered for conversion is prior to the third trading day preceding the effective date of the make-whole fundamental change, we will settle such conversion as described under “—Payment upon conversion—Conversions following stockholder consent” above by delivering the amount of cash and shares, if any, (based on the conversion rate without regard to the number of additional shares to be added to the conversion rate as described above) on the third trading day immediately following the last day of the applicable observation period. In addition, as soon as practicable following the effective date of the make-whole fundamental change, we will deliver the increase in such amount of cash and shares, if any, as if the conversion rate had been increased by such number of additional shares during the related observation period (and based upon the related daily VWAP prices during such observation period). If such increased amount results in an increase to the amount of cash to be paid to holders, will pay such increase in cash, and if such increased settlement amount results in an increase to the number of shares of our common stock, we will deliver such increase by delivering reference property based on such increased number of shares.

•	If the last day of the applicable observation period related to notes surrendered for conversion is on or following the third scheduled trading day preceding the effective date of the make-whole fundamental change, we will settle such conversion as described under “—Payment upon conversion—Conversions following stockholder consent” above (based on the conversion rate as increased by the additional shares described above) on the later to occur of (1) the effective date of the transaction and (2) third trading day immediately following the last day of the applicable observation period.

Fundamental change permits holders to require us to purchase notes

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the “fundamental change repurchase date”) of our choosing that is not less than 20 or not more than 35 business days after the date of our notice of the fundamental change. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including additional interest, to but excluding the fundamental change purchase date (unless the fundamental change purchase date is between a regular record date and the interest payment date to which it relates). Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our Subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(2) consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our Subsidiaries, taken as a whole, to any person other than one of our Subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee immediately after such event shall not be a fundamental change;

(3) continuing directors cease to constitute at least a majority of our board of directors;

(4) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or

(5) our common stock ceases to be listed on a national securities exchange or quoted on the Nasdaq National Market or another established automated over-the-counter trading market in the United States.

“Continuing director” means a director who either was a member of our board of directors on the date of this prospectus or who becomes a director of the Company subsequent to that date and whose election, appointment or nomination for election by our stockholders, is duly approved by a majority of the continuing directors on the board of directors of the Company at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire board of directors of the Company in which such individual is named as nominee for director.

Notwithstanding the foregoing, you will not have the right to require us to purchase your notes upon a fundamental change set forth in clause (2) above where the consideration (excluding cash payments for fractional shares) in the transaction or event constituting the fundamental change consists solely of securities that are traded on a national securities exchange or quoted on the Nasdaq National Market or will be so traded or quoted when issued in connection with such fundamental change.

On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the Trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•	if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver, on or before the fundamental change repurchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of fundamental change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes on the fundamental change repurchase date. You will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change purchase date, then:

•	the notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest (including any additional interest) upon delivery or transfer of the notes).

The purchase rights of the holders could discourage a potential acquirer of us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. See “Risk factors” under the caption “We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or other purchase date, as required by the indenture governing the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, merger and sale of assets

The indenture provides that the Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, another Person, unless (i) the resulting, surviving or transferee Person (if not the Company) is a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such entity (if not the Company) expressly assumes by supplemental indenture all the obligations of the Company under the notes, the indenture and, to the extent then still operative, the registration rights agreement; and (ii) immediately after giving effect to such transaction, no Default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee Person shall succeed to, and may exercise every right and power of, the Company under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of default

Each of the following is an Event of Default:

(1) default in any payment of interest, including any additional interest (as required by the registration rights agreement described in “Registration rights”) on any note when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of any note when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise;

(3) failure by the Company to comply with its obligation to convert the notes into common stock or, if we have obtained a stockholder consent, cash or a combination of cash and common stock, as applicable, upon exercise of a holder’s conversion right and such failure continues for a period of five days;

(4) failure by the Company to comply with its obligations under “Consolidation, merger and sale of assets;”

(5) failure by the Company to issue a fundamental change notice when due;

(6) failure by the Company for 60 days after written notice from the Trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of its other agreements contained in the notes or indenture;

(7) default by the Company or any subsidiary in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $5 million in the aggregate of the Company and/or any subsidiary, whether such debt now exists or shall hereafter be created resulting in such debt becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 10 days after written notice of such acceleration has been received by the company or such subsidiary;

(8) certain events of bankruptcy, insolvency, or reorganization of the Company (the “bankruptcy provisions”); or

(9) a final judgment for the payment of $3 million or more rendered against the Company or any subsidiary, which judgment is not fully covered by insurance or not discharged or stayed within 90 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished.

If an Event of Default occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding notes by notice to the Company and the Trustee, may, and the Trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest, including additional interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest, including any additional interest will be due and payable immediately. However, upon an Event of Default arising out of the bankruptcy provisions, the aggregate principal amount and accrued and unpaid interest, including additional interest, will be due and payable immediately.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest, including any additional interest) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of and interest, including additional interest, on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest, including any additional interest, when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Modification and amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the stated time for payment of interest, including additional interest, on any note;

(3) reduce the principal of or extend the stated maturity of any note;

(4) make any change that adversely affects the conversion rights of any notes;

(5) reduce the fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) make any note payable in money other than that stated in the note or, other than in accordance with the provisions of the indenture;

(7) impair the right of any holder to receive payment of principal of and interest, including additional interest, on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

(8) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder, the Company and the Trustee may amend the indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Company under the indenture;

(3) provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4) add guarantees with respect to the notes;

(5) secure the notes;

(6) add to the covenants of the Company for the benefit of the holders or surrender any right or power conferred upon the Company;

(7) make any change that does not materially adversely affect the rights of any holder;

(8) comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the indenture under the Trust Indenture Act; or

(9) provide for the settlement of conversions of the notes following our obtaining a stockholder consent as described under “Payment upon conversion—Conversions following stockholder consent” above.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the Trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any purchase date, or upon conversion or otherwise, cash or shares of common stock sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in respect of notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the Trustee and the conversion agent, and each of the Trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The Trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

JPMorgan Chase Bank is the Trustee, security registrar, paying agent and conversion agent. JPMorgan Chase Bank is an affiliate of J.P. Morgan Securities Inc., one of the initial purchasers.

Governing law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Description of capital stock

The following summary does not purport to be complete and may not contain all the information you should consider before investing in the notes or common stock. You should read the applicable provisions of the Delaware General Corporation Law, our certificate of incorporation and bylaws before you buy the notes or our common stock. See “Where You Can Find More Information.”

Common stock

We are authorized to issue up to 50,000,000 shares of common stock, par value $0.01 per share. At December 1, 2005, we had 22,575,085 shares of our common stock outstanding. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Stockholders have no right to cumulate their votes in the election of directors. Our certificate of incorporation gives holders of common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to the shares. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. The issued and outstanding shares of common stock are fully paid and nonassessable. The rights of the holders of common stock, will be subject to, and may be adversely affected by, the rights of the holders of preferred stock, if any.

Preferred stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.01 per share. At December 1, 2005 we had no shares of preferred stock outstanding.

We may issue preferred stock with such designations, powers, preferences and other rights and qualifications, limitations or restrictions as our board of directors may authorize, without further action by the holders of our common stock.

Anti-takeover provisions of Delaware law and charter provisions

We are subject to Section 203 of the Delaware General Corporation Law which prohibits a publicly held Delaware corporation from engaging in a “business combination,” except under certain circumstances, with an “interested stockholder” owning 15% or more of the corporation’s outstanding voting stock for a period of three years after the date on which the stockholder became an interest stockholder, unless:

•	the board of directors approves, prior to the date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of the those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

•	on or subsequent to the date on which the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholder’s meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation’s voting stock other than shares held by the interested stockholder.

Under Delaware law, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interest stockholder.

Transfer agent and registrar

The transfer agent and registrar of our common stock is American Stock Transfer and Trust Co.

Material United States federal income tax considerations

To ensure compliance with Treasury Regulations governing written tax advice, you are hereby notified that any discussion of tax matters set forth in this prospectus or in any related materials (i) is not intended, and cannot be used, for the purpose of avoiding any federal tax penalties and (ii) was written to support the promoting, marketing, or recommending of the transactions or matters discussed herein. Each person should seek advice based on such person’s particular circumstances from an independent tax advisor.

The following discussion describes material U.S. federal income tax consequences of ownership, disposition and conversion of the notes and the ownership and disposition of shares of our common stock (into which the notes are convertible), as applicable. This discussion is for general information purposes only and does not constitute legal advice. This discussion does not describe any federal estate, federal gift, state, local or foreign tax consequences associated with the matters addressed herein. Prospective holders should consult their own respective tax advisors with respect to the application of U.S. federal income, estate, and gift tax laws as well as the laws of any state, local, foreign or other taxing jurisdiction, or under any applicable tax treaty, to their particular situations.

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended to the date hereof, (the “Code”), the applicable Treasury regulations promulgated or proposed under the Code, judicial authority and current administrative rulings and practice. All of these authorities may change without notice, possibly effecting the tax consequences described herein on a retroactive basis.

This discussion is limited to purchasers of the notes who will hold the notes and shares as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment).

This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as:

•	banks and other financial institutions;

•	tax exempt organizations;

•	insurance companies;

•	dealers and certain traders in securities or currencies;

•	custodians, nominees or similar financial intermediaries holding the notes or our common stock for others;

•	persons holding the notes or our common stock as part of a “straddle,” “hedge,” “conversion” or similar transaction;

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the U.S. (i.e., expatriates);

•	persons subject to the alternative minimum tax; or

•	non-U.S. persons who are present in the U.S. for more than 183 days but who are not resident aliens for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the notes or our common stock generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following discussion. There can be no assurance that the IRS will agree with such statements and conclusions.

Tax consequences to United States Holders

As used herein, the term “United States Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) the administration of the trust is subject to the primary supervision of a court in the U.S. and one or more U.S. Persons (as defined in Code §7701(a)(30)) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. Person.

Payments of interest

The notes were issued for an amount equal to 100% of their stated principal amount. Stated interest paid on a note is includible in the income of and taxable to a United States Holder as ordinary interest income at the time it is received or accrues in accordance with such holder’s usual method of accounting for U.S. federal income tax purposes.

Additional interest and make-whole payment

We may be required to pay additional interest if we fail to comply with certain obligations under the registration rights agreement. See “Description of notes—Registration rights.” Additionally, we may be required to pay additional shares as a make-whole payment upon the occurrence of a make-whole fundamental change. See “Description of notes—Conversion rights—Adjustment to shares delivered upon conversion upon certain fundamental changes,” and “Description of notes—Conversion rights—Fundamental change permits holders to require us to purchase notes.”

We have taken the position that the possibility of payments of either additional interest or additional shares does not result in the notes being treated as contingent payment debt instruments under the applicable Treasury regulations. If we become obligated to pay additional interest, we intend to take the position that such amounts would be treated as ordinary interest income and taxed as described under “—Payments of Interest” above. In the event that additional shares of our common stock are paid to a United States Holder as a make-whole payment, such payment should be included in the amount realized by such holder on conversion.

Our determination with respect to this position is binding on a United States Holder unless such holder discloses a contrary position to the IRS. This position, however, is not binding on the IRS. If the IRS takes a contrary position from that described above, then a United States Holder may be required to accrue interest income based upon a “comparable yield,” regardless of the holder’s method of accounting. Such yield would be higher than the stated coupon on the notes. In addition, any gain on the sale, exchange, retirement or other taxable disposition of the notes (including any gain realized on the conversion of a note) would generally be recharacterized as interest income. United States Holders should consult their tax advisors regarding the tax consequences of the notes being treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Sale, exchange, redemption or other taxable disposition of the notes

Upon the sale, exchange, redemption, or other taxable disposition of the notes (other than a conversion into common stock, addressed below), a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption, or other taxable disposition and such holder’s adjusted tax basis in the notes. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “—Payments of Interest” above.

Gain or loss realized on the sale, exchange, redemption or other taxable disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, redemption, or other taxable disposition, the note has been held for more than one year. Long-term capital gains for non-corporate United States Holders may be subject to reduced rates of taxation. The deductibility of capital losses may be limited.

Conversion of the notes solely into cash

If a United States Holder converts a note and we deliver solely cash, the holder will recognize gain or loss in the same manner as if such holder had disposed of the note in a taxable disposition as described under “—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes” above.

Conversion of the notes solely into common stock

A United States Holder’s conversion of a note solely into common stock (other than cash in lieu of a fractional share of common stock and other than with respect to amounts attributable to accrued but unpaid interest) will not be a taxable event. In such circumstances, a United States Holder’s tax basis in our common stock received upon conversion of a note (other than common stock received with respect to accrued interest, but including any basis allocable to a fractional share) will be the same as the United States Holder’s basis in the note at the time of conversion. A United States Holder’s holding period for our common stock received upon conversion will include the period during which such holder held the notes. The foregoing discussion does not apply to the receipt of cash in lieu of a fractional share of common stock. Such receipt will result in capital gain or loss. The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share will generally equal the difference between the cash received in lieu of the fractional share and the United States Holder’s tax basis in such fractional share. A holder’s tax basis in a fractional share will be determined by allocating the holder’s tax basis in the common stock between the common stock received upon conversion and the fractional share, in accordance with their respective fair market values.

The foregoing discussion does not apply to any amounts of common stock received, which amounts are attributable to accrued interest. Such amounts are treated as interest as described under “—Payments of Interest” above. The tax basis of common stock received with respect to accrued interest will be the amount of such interest. A United States Holder’s holding period of any common stock received with respect to accrued interest will commence on the day after conversion.

Conversion of the notes into common stock and cash

If a United States Holder converts a note and we deliver a combination of our common stock and cash (and such cash is neither attributable to accrued interest nor delivered merely in lieu of a fractional share), then we intend to take the position (and the following discussion assumes) that the conversion will be treated as a recapitalization for U.S. federal income tax purposes, although the tax treatment is uncertain.

Subject to the discussion below regarding accrued interest, assuming treatment as a recapitalization, a United States Holder will recognize gain, but not loss, equal to the excess of the sum of the fair market value of our common stock and cash received over such holder’s adjusted tax basis in the note, but in no event will the gain recognized exceed the amount of cash received (excluding cash received in lieu of a fractional share).

In such circumstances, a United States Holder’s tax basis in our common stock received upon a conversion of a note (including any basis allocable to a fractional share) will equal the adjusted tax basis of the note that was converted, reduced by the amount of cash received (excluding cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). The receipt of cash in lieu of a fractional share will be treated in the same manner as described above under “—Conversion of the Notes Solely into Common Stock.”

A United States Holder’s holding period for our common stock received upon conversion will include the period during which such holder held the notes.

The foregoing discussion does not apply to any amounts of common stock and cash received, which amounts are attributable to accrued interest. Such amounts are treated as interest as described under “—Payments of Interest” above and would not be taken into account in determining the amount of cash received upon conversion.

If the conversion were not treated as a recapitalization, the payment received on conversion could be treated as proceeds from a sale of the note, and taxed in the manner described under “—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes” above. In general, in such a case, the holder’s basis in the common stock received would be equal to the fair market value of such common stock.

United States Holders should consult their tax advisors regarding the tax treatment of the receipt of cash and our common stock for notes upon conversion.

Constructive dividends

If at any time we were to make a distribution of cash or property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, as a result of such distribution, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes were increased, such increase would be deemed to be a payment of a taxable dividend to holders of the notes to the extent of our current and accumulated earnings and profits, notwithstanding the fact that the holders do not receive a cash payment.

In addition, adjustments (or failures to make adjustments) that have the effect of increasing a United States Holder’s proportionate share in our assets or earnings may, in some circumstances, result in a deemed distribution to such holder. For example, if the conversion rate is increased at our discretion or in certain other circumstances (including in connection with the payment of additional shares in connection with a make-whole fundamental change), such increase may result in a deemed payment of a taxable dividend to holders of the notes to the extent of our current and accumulated earnings and profits, notwithstanding the fact that the holders do not receive a cash payment. However, adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes will generally not be considered to result in a deemed distribution to such holders. Generally, a reasonable increase in the conversion rate if we issue shares of our common stock as a dividend or if we effect a share split will not be treated as a deemed distribution.

Any deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the tax rules applicable to corporate distributions, but may not be eligible for the reduced rates of tax applicable to certain dividends paid to individual holders or the dividends-received deduction applicable to certain dividends paid to corporate holders. See “—Taxation of Distributions on Common Stock.”

United States Holders should consult their own tax advisors regarding the tax consequences of an adjustment (or failure to make adjustments) to the conversion rate.

Taxation of distributions on common stock

Distributions paid on our common stock received upon a conversion of a note, other than certain pro rata distributions of common stock, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the United States Holder and taxable as ordinary income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, up to the United States Holder’s adjusted basis in the common stock. Any remaining excess will be treated as a capital gain. Dividends received by non-corporate United States Holders in tax years prior to 2009 will be eligible to be taxed at reduced rates if the holder meets certain holding period and other applicable requirements. Dividends received by a corporate United States Holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements.

Sale, exchange, or other taxable disposition of common stock

Gain or loss realized by a United States Holder on the sale, exchange, or other disposition of common stock received upon conversion of a note will be capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder’s holding period of the common stock is more than one year. The amount of the United States Holder’s gain or loss will be equal to the difference between the United States Holder’s tax basis in the common stock disposed of and the amount realized on the disposition. Long-term capital gains for non-corporate United States Holders may be subject to reduced rates of taxation. The deductibility of capital losses may be limited.

Backup withholding and information reporting

Information returns are required to be filed with the IRS in connection with payments on the notes, dividends on the common stock and the proceeds from a sale or other disposition of the notes or the common stock.

A United States Holder (other than an exempt recipient) will be subject to U.S. backup withholding on these payments if such holder:

•	fails to furnish his or her social security number or other taxpayer identification number within a reasonable time after the request for it;

•	furnishes an incorrect social security number or taxpayer identification number;

•	is notified by the IRS that he or she is subject to backup withholding tax because he or she has failed to properly report interest, dividends or original issue discount; or

•	fails, under specified circumstances, to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number provided is the correct number and that the IRS has not provided notification that he or she is subject to backup withholding.

The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder’s U.S. federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is furnished to the IRS.

Tax consequences to non-United States Holders

As used herein, the term “Non-United States Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

Payments on the notes

Subject to the discussions below concerning effectively connected income and backup withholding, (i) payments of principal, (ii) the receipt of cash or common stock upon conversion, (iii) payments of interest (including interest deemed to be received upon conversion of the notes), and (iv) payments of additional interest (paid in accordance with our registration rights agreement (see “Description of notes—Registration rights”)) on the notes to a Non-United States Holder will not be subject to U.S. federal withholding tax, provided however that, in the case of interest and additional interest:

•	the holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner.

The certification requirement mentioned above will be fulfilled if the beneficial owner of the note:

•	(x)(i) holds the notes directly; (ii) provides to us or our agent an appropriate Form W-8BEN or substitute form signed under penalties of perjury, which form includes such holder’s name and address and certifies as to such holder’s status as not being a U.S. Person; and (iii) with respect to such holder we do not have actual knowledge or reason to know that such holder is a U.S. Person; or

•	(y)(i) holds the notes through a withholding foreign partnership, qualified intermediary, U.S. branch of a non-U.S. bank, non-U.S. insurance company, or other pass through entity; (ii) with respect to such holder we do not have actual knowledge or reason to know that such holder is a U.S. Person; and (iii) we or our agent have received the appropriate certification (e.g., W-8IMY) and any other necessary required documentation from such partnership, intermediary, branch, company or entity.

Sale, exchange or other disposition of notes or common stock

Subject to the discussions below concerning effectively connected income and backup withholding, a Non-United States Holder generally will not be subject to U.S. federal income tax on gain realized on a sale, exchange or other taxable disposition (including upon conversion of the notes) of notes or common stock, unless:

•	the gain is effectively connected with a U.S. trade or business of the Non-United States Holder; or

•	with respect to a sale, exchange or other taxable disposition of common stock, we are or have been within the shorter of the five-year period preceding such sale, exchange, or other disposition and the period during which the Non-United States Holder held the notes, a U.S. real property holding corporation, as defined in the Code.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Constructive dividends

Subject to the discussions below concerning effectively connected income and backup withholding, if a Non-United States Holder were deemed to have received a constructive dividend (see “—Tax Consequences to United States Holders—Constructive Dividends” above), the Non-United States Holder generally would be subject to withholding tax at a 30% rate, subject to reduction by an applicable tax treaty, on the taxable amount of the deemed dividend. To claim the benefit of a tax treaty, a Non-United States Holder must comply with all certification requirements necessary to qualify for treaty benefits. In the case of any deemed dividend, it is possible that the applicable U.S. federal tax would be withheld from interest, shares of your common stock or sales proceeds subsequently paid or credited to a Non-United States Holder. A Non-United States Holder who is subject, to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Taxation of distributions on common stock

Subject to the discussions below concerning effectively connected income and backup withholding, dividends paid to a Non-United States Holder of common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty and otherwise comply with all other certification requirements necessary to qualify for such reduced rate. A Non-United States Holder who is subject to withholding tax under such circumstances should consult its tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Effectively connected income

If a Non-United States Holder of notes or our common stock is engaged in a trade or business in the U.S., and if the payments or gain on the (i) notes (e.g., interest, additional interest, or amounts of cash or stock received upon a sale, exchange, conversion, or other disposition) or (ii) common stock (e.g., distributions and dividends (deemed or actual), or amounts of cash received upon a sale, exchange, or other disposition) are effectively connected with the conduct of this trade or business, then the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see “—Tax Consequences to United States Holders” above). However, such holder will be exempt from the withholding tax discussed above provided such holder submits a properly executed IRS Form W-8ECI and otherwise complies with all other certification requirements necessary to qualify for such exemption. These holders should consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate).

Backup withholding and information reporting

Payments to a Non-United States Holder on the notes and the common stock will generally not be subject to backup withholding, provided that the Non-United States Holder certifies its non-resident status, under penalties of perjury, on the appropriate W-8 series form or otherwise establishes an exemption from backup withholding. However, information reporting may still apply with respect to interest (including additional interest) payments on the notes or payments on the common stock.

In general, payments of the proceeds from the sale or redemption of notes effected at a U.S. office of a broker are subject to both backup withholding and information reporting. However, a Non-United States Holder will not be subject to information reporting or backup withholding if such holder certifies its non-U.S. status, under penalties of perjury, on the appropriate W-8 series form or otherwise establishes an exemption.

In general, payments of the proceeds from the sale or redemption of notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, such payments will be subject to information reporting, but not backup withholding, if the holder fails to provide the documentation described above or otherwise establish an exemption and the broker is a:

•	U.S. Person;

•	controlled foreign corporation for U.S. federal tax purposes;

•	foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	foreign partnership, if at any time during its tax year: (i) one or more of its partners are U.S. persons, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (ii) such foreign partnership is engaged in the conduct of a U.S. trade or business.

The amount of any backup withholding from a payment to a Non-United States Holder will be allowed as a credit against the Non-United States Holder’s U.S. federal income tax liability and may entitle the Non-United States Holder to a refund, provided that the required information is furnished to the IRS.

Applicable Treasury regulations contain a number of other provisions affecting U.S. withholding taxes and reporting requirements including special rules for payments made to nonqualified intermediaries, flow-through entities and U.S. branches. Prospective Non-United States Holders should consult their tax advisors regarding the effect of these rules.

Selling securityholders

We originally issued the notes in a private placement in September 2005, with additional notes issued in October 2005 pursuant to the initial purchasers’ overallotment option. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus. We received gross proceeds of $100 million (which includes the overallotment option) and net proceeds of approximately $96.5 million from this transaction, after deducting the initial purchasers’ discounts, commissions and expenses of the offering.

The following table contains information as of December 14, 2005 with respect to the selling securityholders and the principal amount of notes and the underlying shares of common stock beneficially owned by each selling securityholder that may be offered using this prospectus. We calculated the percentage of common stock outstanding for each securityholder pursuant to Rule 13d-3(d)(i) of the Exchange Act using 22,572,585 shares of common stock outstanding as of October 20, 2005 and the number of shares of common stock issuable upon conversion of only that particular securityholder’s notes and not any other securityholder’s notes.

	Full Legal Name of Selling Securityholder	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (%) (2)
	AHFP Context(3)	$200,000	*	8,954	*
BD	Alpine Associates(4)	5,683,000	5.7%	254,415	1.1%
BD	Alpine Partners, L.P.(5)	773,000	*	34,606	*
	Basso Fund Ltd.(6)	225,000	*	10,073	*
	Basso Holdings Ltd.(7)	962,000	1.0%	43,067	*
	Basso Multi-Strategy Holding Fund Ltd.(8)	63,000	*	2,820	*
	Black Diamond Offshore Ltd.(9)	816,000	*	36,531	*
A	BNP Paribas Equity Strategies, SNC(10)	5,720,000	5.7%	256,072	1.1%
	Calamos Market Neutral Fund - Calamos Investment Trust(11)	1,000,000	1.0%	44,768	*
A	Citadel Equity Fund Ltd.(12)	11,500,000	11.5%	514,830	2.2%
	Clinton Multistrategy Master Fund, Ltd.(13)	1,595,000	1.6%	71,405	*
	Context Capital Arbitrage Fund, LP(14)	595,000	*	26,637	*
	Context Convertible Arbitrage Offshore, Ltd.(15)	2,820,000	2.0%	126,245	*
A	Continental Assurance Company on Behalf of its Separate Account (E)(16)	1,700,000	1.7%	76,105	*
	Cooper Neff Convertible Strategies (Cayman) Master Fund, LP(17)	1,976,000	2.0%	88,461	*
A	Credit Suisse First Boston Europe LTD(18)	4,000,000	4.0%	179,071	*
	DKR SoundShore Opportunity Holding Fund Ltd.(19)	1,000,000	1.0%	44,768	*
	Double Black Diamond Offshore LDC(20)	4,684,000	4.7%	209,692	*
	Ellington Overseas Partners, Ltd.(21)	7,700,000	7.7%	344,712	1.5%
	Finch Tactical Plus Class B(22)	220,000	*	9,849	*
	Institutional Benchmark Series (Master Feeder) Ltd.	500,000	*	22,384	*
	JMG Capital Partners, LP(23)	5,000,000	5.0%	223,839	1.0%
	JMG Triton Offshore Fund, Ltd.(24)	2,250,000	2.3%	100,728	*
BD	KBC Financial Products USA Inc.(25)	2,600,000	2.6%	116,396	*
A	Lyxor/Context Fund Ltd.(26)	450,000	*	20,146	*
	Lyxor/Convertible Arbitrage Fund Limited(27)	490,000	*	21,936	*
BD	McMahan Securities Co., LP(28)	900,000	*	40,291	*
	Radcliffe SPC, Ltd.(29)	2,250,000	2.3%	100,728	*
	San Diego County Employees Retirement Association	500,000	*	22,384	*

	Full Legal Name of Selling Securityholder	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (%) (2)
BD	SG Americas Securities, LLC	$2,500,000	2.5%	111,920	*
	Singlehedge US Convertible Arbitrage Fund(30)	619,000	*	27,711	*
	SOCS. Ltd.(31)	2,350,000	2.4%	105,204	*
	Sphinx Convertible Arbitrage (Clinton) Segregated Portfolio(32)	405,000	*	18,131	*
	Vicis Capital Master Fund(33)	1,000,000	1.0%	44,768	*

A = An affiliate of a broker dealer

BD = Broker Dealer

*	Less than 1%.
(1)	Assumes conversion of all of the holder’s notes at a conversion rate of approximately 44.7678 for each $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 22,572,585 shares of common stock outstanding as of October 20, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.
(3)	Michael Rosen and William Fertig share the voting control over these securities.
(4)	Victoria Eckert has sole voting and investment power over these securities.
(5)	Victoria Eckert has sole voting and investment power over these securities.
(6)	Basso Capital Management, L.P. (“Basso”) is the investment manager to Basso Fund Ltd. (the “Basso Fund”). Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the Basso Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.
(7)	Basso is the investment manager to Basso Holdings Ltd. (the “Holdings”). Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the Holdings. Mr. Fischer disclaims ultimate beneficial ownership of the shares.
(8)	Basso is the investment manager to Basso Multi-Strategy Holding Fund Ltd. (the “Multi-Strategy Fund”). Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the Multi-Strategy Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.
(9)	Clint D. Carlson has sole voting and investment power over these securities.
(10)	Christian Menestrier has sole voting and investment power over these securities. BNP Paribas Equity Strategies, is an affiliate of BNP Paribas Securities Corp (the broker/dealer) under the common control of parent company, BNP Paribas SA.
(11)	Nick Calamos has sole voting and investment control.
(12)	Citadel Limited Partnership (“Citadel”) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel disclaims beneficial ownership of the shares beneficially owned by Citadel Equity Fund Ltd. Kenneth C. Griffin indirectly controls Citadel and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. Mr. Griffin disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd. The broker-dealers are under common control with Citadel Equity Fund Ltd. and one is directly owned by Citadel Equity Fund. The broker dealers are: Aragon Investments Ltd., Palofax Trading LLC, Citadel Trading Group, LLC, and Citadel Derivatives Group.
(13)	Michael Vacca has sole voting and investment power over these securities.
(14)	Michael Rosen and William Fertig share the voting control over these securities.
(15)	Michael Rosen and William Fertig share the voting control over these securities.
(16)	Dennis Hemme has sole voting power over these securities. Continental Assurance Company on Behalf of its Separate Account (E) is an affiliate of CNA Investor Services Inc., a limited purpose broker-dealer.
(17)	Christian Menestrier has sole voting and investment power over these securities.
(18)	Credit Suisse First Boston Europe LTD is an affiliate of registered broker-dealer, Gerry Murtaugh.
(19)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR SoundShore Opportunity Holding Fund Ltd. (the “DKR Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the DKR Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities. Tom Kirvaitis has trading authority over these securities. Mr. Kirvaitis disclaims ultimate beneficial ownership of the shares.
(20)	Clint D. Carlson has sole voting and investment power over these securities.
(21)	Ellington Management Group, LLC is the investment adviser of Ellington Overseas Partners, Ltd. Michael Vranos, as principal of Ellington Management Group, LLC, has voting and investment control over these securities offered hereby. Mr. Vranos disclaims beneficial ownership over these securities except to the extent of any indirect ownership interest he may have in such securities through his economic participation in Ellington Overseas Partners, Ltd.
(22)	Michael Rosen and William Fertig share the voting control over these securities.
(23)

JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the Registrable Securities. The equity interests of the Manager are owned by JMG Capital Management, Inc., (“JMG Capital”) a California corporation, and Asset

Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the executive officer and director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.
(24)	JMG Triton Offshore Fund, Ltd. (the “JMG Fund”) is an international business company organized under the laws of the British Virgin Islands. The JMG Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the JMG Fund’s investments, including the Registrable Securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.
(25)	KBC Financial Products USA Inc. is an indirect wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Group N.V., a publicly traded entity.
(26)	Michael Rosen and William Fertig share the voting control over these securities. Lyxor/Context Fund Ltd. is an affiliate of registered broker-dealer, Societe Generale.
(27)	Christian Menestrier has sole voting and investment power over these securities.
(28)	Ronald Fertig, Jay Glassman, Joseph Dwyer, D. Bruce McMahan, Scott Dillinger, and Norman Ziegler share voting and investment power over these securities.
(29)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.
(30)	Christian Menestrier has sole voting and investment power over these securities.
(31)	The following named persons serve on the management committee of Stanfield Capital Partners LLC, the investment advisors to SOCS, Ltd. (“SOCS”) with sole voting or dispositive power: Dan Baldwin, Steve Alfieri, Chris Jansen, Kevin Murphy, Sarah Street and Chris Greetham. Each of the foregoing persons disclaims beneficial ownership of the securities owned by SOCS.
(32)	Michael Vacca has sole voting and investment power over these securities.
(33)	Shad Stastney, John Succo and Sky Lucas share voting and investment control over these securities.

We prepared this table based on information supplied to us by the selling securityholders named in the table.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section titled “Plan of Distribution.”

Plan of distribution

We will not receive any of the proceeds of the sale of the notes or the common stock issued upon conversion of the notes offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. Lastly, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

Our common stock is listed on The Nasdaq National Market under the symbol “ECPG.” We do not intend to apply for the listing of the notes on any securities exchange or for quotation through The Nasdaq National Market. Accordingly, we cannot assure that the notes will be liquid or that any trading for the notes will develop.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This restriction may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders are indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or are entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

Legal matters

The validity of the securities offered by this prospectus will be passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona.

Experts

The consolidated financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

Where you can find more information and incorporation by reference

We are subject to the information and reporting requirements of the Exchange Act under which we file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any materials we have filed at the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s internet website at http://www.sec.gov.

Our common stock is quoted on the Nasdaq National Market under the symbol “ECPG” and our SEC filings may also be inspected at the offices of The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

We have agreed that if at any time the notes or the shares of common stock issuable upon conversion of the notes are “restricted securities” within the meaning of the Securities Act and we are not subject to the information reporting requirements of the Exchange Act, we will furnish to holders of the notes and such common stock and to prospective purchasers designated by them the information required to be delivered pursuant to Rule 144(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the notes and such common stock.

We incorporate by reference into this prospectus certain information we file with the SEC. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is deemed to be part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information filed with the SEC and incorporated later. Any information that we subsequently file with the SEC that is incorporated by reference as described below will automatically update and supersede any previous information that is part of this prospectus.

We incorporate by reference into this prospectus our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act until the offering is completed (other than information furnished under any Current Report on Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 3, 2005;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2005, filed on May 9, 2005, for the quarter ended June 30, 2005, filed on August 4, 2005, and for the quarter ended September 30, 2005, filed on November 3, 2005;

•	Our Current Reports on Form 8-K filed on March 7, 2005, April 5, 2005, May 5, 2005, June 8, 2005 (excluding the information in such report under Item 7.01 that was furnished pursuant to Regulation FD), June 16, 2005, July 8, 2005, August 1, 2005, August 8, 2005, September 2, 2005, September 19, 2005, September 22, 2005 (excluding the information in such report under Item 8.01 that was furnished pursuant to Regulation FD), October 6, 2005 (excluding the information in such report under Item 8.01 that was furnished pursuant to Regulation FD) and November 7, 2005 and on Form 8-K/A filed on August 22, 2005; and

•	our Proxy Statements on Schedule 14A dated April 4, 2005, filed on April 5, 2005, and dated October 14, 2005, filed on October 14, 2005.

You may request a copy of these filings and the form of indenture, notes and registration rights agreement at no cost by writing or telephoning us at the following address or telephone number:

Encore Capital Group, Inc.

8875 Aero Drive, Suite 200

San Diego, California 92123

Attn: Investor Relations

(877) 445-4581 ext. 5184

Part II

Information not required in the prospectus

Item 14. Other expenses of issuance and distribution

The following table sets forth the expenses, other than any underwriting discount and commissions, in connection with the issuance and distribution of the securities being registered. All amounts indicated are estimates (other than the registration fee):

Registration fee	$10,700
Accounting fees and expenses	193,000
Trustee’s fees and expenses	25,000
Legal fees and expenses of the registrant	280,000
Printing and related expenses	27,000
Miscellaneous	15,000

Total	$550,700

Item 15. Indemnification of directors and officers

Our Certificate of Incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, our Certificate of Incorporation provides that we will, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”) against expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, we shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by our board of directors.

The right to indemnification set forth above includes the right for us to pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to us of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee’s heirs, executors and administrators.

The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

See Item 17 for information regarding our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws.

Item 16. Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number		Exhibit Title

3.1	(1)	Restated Certificate of Incorporation.

3.2	(2)	Certificate of Amendment to the Certificate of Incorporation of the Company.

3.3	(3)	By-laws, as amended.

4.1	(4)	Registration Rights Agreement, dated as of September 19, 2005, between Encore Capital Group, Inc. and Morgan Stanley International Limited, an affiliate of Morgan Stanley & Co. Incorporated.

4.2	(5)	Indenture, dated September 19, 2005, by and between Encore Capital Group, Inc. and JP Morgan Chase Bank, N.A.

4.3	(6)	Form of 3.375% Convertible Senior Note due 2010.

5.1		Opinion of Snell & Wilmer L.L.P.

12.1		Computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.

23.2		Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1).

24.1		Power of Attorney of certain officers and directors of Encore Capital Group, Inc. (see page II-7 of initial filing of this Form S-3).

25.1		Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

(1)	Incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1/A filed on June 14, 1999.
(2)	Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 4, 2002.
(3)	Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 3, 2005.
(4)	Incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on September 22, 2005.
(5)	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 22, 2005.
(6)	Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on September 22, 2005.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned Registrant or used or referred to by an undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by an undersigned Registrant to the purchaser.

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on December 15, 2005.

ENCORE CAPITAL GROUP, INC.

By:	/s/ PAUL GRINBERG
Paul Grinberg Executive Vice President, Chief Financial Officer and Treasurer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Brandon Black and Paul Grinberg, and each of them individually, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the registration statement filed herewith and any or all amendments to said registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ J. BRANDON BLACK J. Brandon Black	Director, President, and Chief Executive Officer	December 15, 2005

/s/ PAUL GRINBERG Paul Grinberg	Executive Vice President and Chief Financial Officer	December 15, 2005

/s/ RICHARD A. MANDELL Richard A. Mandell	Chairman of the Board of Directors	December 15, 2005

/s/ CARL C. GREGORY, III Carl C. Gregory, III	Director and Vice Chairman	December 15, 2005

/s/ ERIC D. KOGAN Eric D. Kogan	Director	December 15, 2005

/s/ ALEXANDER LEMOND Alexander Lemond	Director	December 15, 2005

/s/ PETER W. MAY Peter W. May	Director	December 15, 2005

/s/ NELSON PELTZ Nelson Peltz	Director	December 15, 2005

/s/ RAYMOND FLEMING Raymond Fleming	Director	December 15, 2005

Exhibit index

Exhibit Number		Exhibit Title

3.1	(1)	Restated Certificate of Incorporation.

3.2	(2)	Certificate of Amendment to the Certificate of Incorporation of the Company.

3.3	(3)	By-laws, as amended.

4.1	(4)	Registration Rights Agreement, dated as of September 19, 2005, between Encore Capital Group, Inc. and Morgan Stanley International Limited, an affiliate of Morgan Stanley & Co. Incorporated.

4.2	(5)	Indenture, dated September 19, 2005, by and between Encore Capital Group, Inc. and JP Morgan Chase Bank, N.A.

4.3	(6)	Form of 3.375% Convertible Senior Note due 2010.

5.1		Opinion of Snell & Wilmer L.L.P.

12.1		Computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.

23.2		Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1).

24.1		Power of Attorney of certain officers and directors of Encore Capital Group, Inc. (see page II-7 of initial filing of this Form S-3).

25.1		Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

(1)	Incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1/A filed on June 14, 1999.
(2)	Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 4, 2002.
(3)	Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 3, 2005.
(4)	Incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on September 22, 2005.
(5)	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 22, 2005.
(6)	Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on September 22, 2005.